Highland Credit Strategies Fund
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(877) 665-1287
September 1, 2011
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dominic Minore, Esq. Richard Pfordte, Esq.

Re:	Highland Credit Strategies Fund Registration Statement on Form N-2 (File Nos. 333-173004 and 811-21869)
Dear Mr. Minore:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Highland Credit Strategies Fund, a Delaware statutory trust (the “Trust”), hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective at 1:00 p.m., Washington, D.C. time on September 6, 2011 or as soon as practicable thereafter.
          The Trust acknowledges its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the offering of the securities specified in the Registration Statement. In addition, in connection with the Trust’s request for acceleration, the Trust acknowledges the position of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that:
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please call Lauren D. Macioce of Ropes & Gray LLP at (212) 596-9883 as soon as the Registration Statement has been declared effective.

Sincerely, HIGHLAND CREDIT STRATEGIES FUND
By:	/s/ Brian Mitts
Brian Mitts
Treasurer